Richmont Mines Inc.
1 Place-Ville-Marie
Suite 2130, Montreal, QC
H3B 2C6, CANADA

Tel.: (514) 397-1410
Fax: (514) 397-8620
www.richmont-mines.com

NEWS RELEASE

ANNOUNCEMENT

MONTREAL, November 1st, 2006 - Richmont Mines Inc. (the "Company") announces today that the TSX has accepted the Company's notice of intention to make a normal course issuer bid to purchase its outstanding common shares through the facilities of the TSX, for a period of twelve months expiring on November 2, 2007. Up to 1,200,000 common shares of Richmont Mines, representing approximately 5% of the 24,237,853 common shares of the Company issued and outstanding on October 31, 2006, may be purchased under the bid. The purchases may commence on November 3, 2006 and will extend to November 2, 2007.

In the opinion of management of the Company, this normal course issuer bid is justified by the fact that the common shares might be undervalued on the market from time to time with regard to Richmont Mines' financial position and future prospects and that the purchase thereof by the Company is an appropriate use of its funds.

All the shares acquired under the bid will be purchased through the facilities of the Toronto Stock Exchange in accordance with its requirements. All shares acquired will automatically be cancelled. The shares will be purchased at their market price at the time of acquisition.

To the knowledge of the Company, none of its directors, officers or other insiders intends to sell shares during the term of the issuer bid; however, should an insider decide to sell shares during the term, under no circumstances whatsoever will the benefits received by such insider differ from those received by any other shareholder.

Appointment

Richmont Mines is pleased to announce the appointment of Mr. Raynald Vézina as a Director of the Company and a member of the Audit and Remuneration Committees. Mr. Vézina obtained a Bachelor of Mining Engineering from Laval University in 1970. He has 30 years of experience in mining operations and project development in Canada. During those years, he worked in various management positions for Cambior, Falconbridge and Placer Dome. We are convinced that his experience will contribute to the expansion of the Company.

About Richmont Mines

Richmont Mines is actively pursuing the development of its mining assets while continuing to seek new gold projects. The Company has no long-term debt, no hedging contracts for gold and has working capital of approximately $24 million.

Martin Rivard
President and Chief Executive Officer

Disclosure regarding forward-looking statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate," "project," "anticipate," "expect," "intend," "believe," "hope," "may" and similar expressions, as well as "will," "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on our current expectations and speak only as of the date made. These forward-looking statements involve risks, uncertainties and other factors that in some cases have affected our historical results and could cause actual results in the future to differ significantly from the results anticipated in forward-looking statements made in this news release. You are cautioned not to place undue reliance on the forward-looking statements.

For more information, please contact:

Julie Normandeau	Telephone: (514) 397-1410
Investor Relations	Fax: (514) 397-8620

Trading symbol: RIC	Listings: Toronto - Amex

Web Site: www.richmont-mines.com